UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:     June 21, 2019

(Translation only)
Securities Identification Code: 6770
June 21, 2019
To Our Shareholders,
1-7, Yukigaya-Otsukamachi, Ota-ku, Tokyo 145-8501
ALPS ALPINE CO., LTD.
Toshihiro Kuriyama
Representative Director, President & CEO

Notice of the Resolutions Approved at the
86th Ordinary General Meeting of Shareholders

Dear Shareholders,

We would like to take this opportunity to inform you of the reports submitted and resolutions approved at the 86th Ordinary General Meeting of Shareholders.

Yours faithfully,

Toshihiro Kuriyama
Representative Director, President & CEO

Particulars

Matters reported:
1.
The Business Report, the Consolidated Financial Statements, the Audit Reports of the Consolidated Financial Statements by Accounting Auditor and the Audit and Supervisory Committee for the 86th fiscal year (from April 1, 2018 to March 31, 2019)

2.	The Non-Consolidated Financial Statements for the 86th fiscal year (from April 1, 2018 to March 31, 2019)

Matters resolved:
Proposal 1:	Approval of the Proposed Appropriation of Surplus Proposal 1 was approved and adopted as proposed. It was decided to pay a year-end dividend of 25 yen per share.
Proposal 2:
Election of Six (6) Directors (excluding Directors who are Members of Audit and Supervisory Committee)
Proposal 2 was approved and adopted as proposed. Five persons, namely Mr. Toshihiro Kuriyama, Mr. Nobuhiko Komeya, Mr. Takashi Kimoto, Mr. Koichi Endo and Mr. Satoshi Kinoshita were reelected and reassumed their offices, and Mr. Yasuo Sasao was newly elected and assumed his office.

Proposal 3:	Election of One (1) Director who is a Member of Audit and Supervisory Committee Proposal 3 was approved and adopted as proposed. Ms. Yuko Gomi was newly elected and assumed her office.

Proposal 4:
Determination of Compensation of Directors (excluding Outside Directors and Directors who are Members of Audit and Supervisory Committee) for Granting Restricted Shares
Proposal 4 was approved and adopted as proposed.

Proposal 5:	Revision of Compensation of Directors who are Members of Audit and Supervisory Committee Proposal 5 was approved and adopted as proposed.

The results of shareholder voting will be publicly disclosed. They will be available in the Extraordinary Report (FSA EDINET: http://disclosure.edinet-fsa.go.jp/) and on our web page (https://www.alpsalpine.com/e/) from June 24, 2019.
In accordance with the resolution of this Ordinary General Meeting of Shareholders, it was resolved that the year-end dividend for the 86th fiscal year be 25 yen per share. Please select the most convenient method for receiving payment in accordance with the instructions stated on the enclosed receipt of the year-end dividend. For shareholders who have designated a bank account for the transfer of the dividend, please confirm the enclosed Statement of Dividend Calculation and Dividend Transfer Confirmation Notice.

The following composition of the Board of Directors was determined by the resolution of the Board of Directors and the Audit and Supervisory Committee, which was held after the conclusion of this General Meeting of Shareholders.

Representative Director	Toshihiro Kuriyama
Representative Director	Nobuhiko Komeya
Director	Takashi Kimoto
Director	Koichi Endo
Director	Yasuo Sasao
*Director	Satoshi Kinoshita
Director, Full-Time Member of Audit and Supervisory Committee	Junichi Umehara
Director, Full-Time Member of Audit and Supervisory Committee	Shinji Maeda
*Director, Member of Audit and Supervisory Committee	Takashi Iida
*Director, Member of Audit and Supervisory Committee	Kazuya Nakaya
*Director, Member of Audit and Supervisory Committee	Yoko Toyoshi
*Director, Member of Audit and Supervisory Committee	Yuko Gomi

(Note) Each Director with an * (asterisk) is an Outside Director pursuant to the stipulations of Article 2, Item 15 of the Companies Act.